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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2004


                          Commission File No.: 0-13966

                        MERCURY PARTNERS & COMPANY INC.
                (Translation of Registrant's name into English)


    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                    (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No  X
                               -----       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                    .
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                    [GRAPHIC OMITTED]  M E R C U R Y


NEWS  RELEASE  FOR  IMMEDIATE  RELEASE
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FOR:     Mercury  Partners  &  Company  Inc.  (TSX  Venture-MYP.U;  OTCBB-MYPIF)

VANCOUVER, Canada /27 August 2004/--Mercury Partners & Company Inc. announces that it has re-filed its interim financial statements for the period ending March 31, 2004 in connection with the new rule under National Instrument 51-102 Continuous Disclosure Obligations. The amended interim financial statements are available at www.sedar.com


                                      -30-


Contact:     Tom  S.  Kusumoto
             Mercury  Partners  &  Company  Inc.
             (604)  689-7565
             tsk@mercury.ca



    The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:       MERCURY  PARTNERS  &  COMPANY  INC.
                  -----------------------------------



By:               /s/  Tom  S.  Kusumoto
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                  TOM  S.  KUSUMOTO,  PRESIDENT


Date:             August  27,  2004
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